Exhibit 99.2

WNS (HOLDINGS) LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING
To be Held on February 13, 2009

To our Shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at our registered office at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands on Friday, February 13, 2009 at 3.00 p.m. for the purpose of considering the following special business, as more fully described in the Proxy Statement accompanying this notice, and if thought fit adopting the following resolution:

SPECIAL BUSINESS

The following resolution will be proposed as an ordinary resolution:

Resolution 1 (To approve the Company’s Amended and Restated 2006 Incentive Award Plan)

IT WAS RESOLVED THAT, subject to the consent of the Jersey Financial Services Commission being given, the WNS (Holdings) Limited’s Amended and Restated 2006 Incentive Award Plan, which is substantially as set out in Appendix A to the accompanying Proxy Statement, be approved and adopted.

DATED: JANUARY 12, 2009	Registered Office:
BY ORDER OF THE BOARD ................................................. Capita Secretaries Limited Company Secretary	12 Castle Street St. Helier Jersey JE2 3RT Channel Islands

NOTES:

1.	The Board of Directors has fixed the close of business on January 12, 2009 as the record date for determining those holders of our ordinary shares (collectively, our “Shareholders”) who will be entitled to receive copies of this Notice of Extraordinary General Meeting, and the accompanying Proxy Statement and Form of Proxy.

2.	A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

3.	A Shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy or proxies to attend the Extraordinary General Meeting and, on a poll, to vote on his behalf. A proxy need not be a Shareholder. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the Extraordinary General Meeting in person.

4.	To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company (care of Capita Secretaries Limited) at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands (attention: Michele Ivory) not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

5.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited) at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands (attention: Michele Ivory) before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy at the Company’s registered office before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll.

6.	If the Extraordinary General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held on Friday, February 20, 2009 at 3.00 p.m. at the Company’s registered office located at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders entitled to attend and vote on the business to be transacted present in person or by proxy and holding ordinary shares conferring not less than one-third of the total voting rights of all Shareholders entitled to vote at the general meeting.

7.	Explanatory notes to the resolution to be proposed at the Extraordinary General Meeting are contained in the Proxy Statement which accompanies this Notice of Extraordinary General Meeting.